Filed by Flagstone Reinsurance Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Flagstone Reinsurance Holdings Limited
Subject Company’s Commission File No.:  001-33364

March 22, 2010

To Our Valued Employees:

This morning our Board of Directors announced that, after extensive research and careful consideration, it has decided to change our Holding Company’s place of incorporation from Bermuda to Luxembourg, pending approval by Flagstone’s shareholders and the satisfaction of other conditions.  We expect the move to take place over several months following shareholder approval.  A copy of the press release we issued this morning is attached.

As you know, Luxembourg is a major financial center that has great relations with major developed and developing countries around the world.  The Board believes this move will increase Flagstone’s strategic and capital flexibility while maintaining our operating model and our long-term strategy.  Notably, Flagstone has operated in Luxembourg for most of the Company’s history and we are very familiar with the country’s regulatory and legal environment.

Importantly, we expect this move will have no material impact on you, or how we conduct our day-to-day operations.  Flagstone’s reinsurance and insurance operations worldwide will continue to operate without material change.  Our principal operating company will remain in Switzerland, underwriting and executive offices will remain in Bermuda and all other locations, and the existing office in Luxembourg will become our corporate holding company office.

All of the details related to the move can be found in our proxy statement, which is being filed with the Securities and Exchange Commission.  As we work to complete the move, we will do our best to keep you informed.  In the meantime, the most important thing for you to do is to remain focused on the task at hand.  Should you receive any inquiries from the media or other interested parties, please refer them to Brent Slade at +1 (441) 278-4303.

Thank you for your continued support of Flagstone.

Mark and David

Flagstone expects to file with the SEC a proxy statement/prospectus on Form S-4 in connection with the redomestication. This employee mailer is not a substitute for the proxy statement/prospectus. Investors and security holders are urged to read the proxy statement/prospectus when it is available and any other relevant documents filed or to be filed by Flagstone because they contain or will contain important information about the proposed redomestication. The proxy statement/prospectus and other documents filed or to be filed by Flagstone with the SEC are or will be available free of charge at the SEC’s website (www.sec.gov).

Flagstone and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed redomestication. Information about Flagstone’s directors and executive officers will be available in the proxy statement/prospectus to be filed in connection with the redomestication.